Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 17, 2004

Make Sure Your Vote Gets Counted

Vote AGAINST the proposed IAMGold transaction

See Instructions Below

If you have any questions or require assistance in voting your proxy card, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll Free: (800) 322-2885

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

INSTRUCTIONS

HOLDERS OF ORDINARY SHARES:

If you hold Gold Fields shares in the form of ordinary shares, you should contact MacKenzie Partners at the phone number above for instructions as to how to vote those shares.

If you are currently a certificated or “own name” dematerialised holder of Gold Fields ordinary shares:

As described in Note 3 on the back of the Form of Proxy, certificated or “own name” dematerialised shareholders must return the duly completed form of proxy to the registered office of Gold Fields Limited before 9:00 a.m. (South African time) on Friday, December 3, 2004, at the following address:

Mail or hand deliver to :	Gold Fields 24 St. Andrews Road Parktown Johannesburg, 2193 South Africa

If you are currently a dematerialised holder of ordinary shares with other than “own name” registration:

Please provide your Central Securities Depository Participant (“CSDP”) or broker with your voting instruction in order for your nominee to vote in accordance with your instruction at the Gold Fields general meeting.

AMERICAN DEPOSITARY SHARE (“ADS”) HOLDERS:

If you are an ADS holder as of the October 29, 2004 record date:

If your ADSs are held in your account at a broker or bank, please contact the person responsible for your account with instructions to cast your vote AGAINST the ordinary resolutions 1 and 2 at the general meeting of Gold Fields shareholders on December 7. Your bank or broker can call MacKenzie Partners, Inc. collect at +1-212-929-5500 for assistance in executing your vote. IMPORTANT: The vote cut-off for ADSs is 12:00 noon (NYC time) on Tuesday, November 30, 2004.

If you held the certificate for your ADSs, as of the October 29, 2004 record date, please sign, date and fax your executed ADS Voting Instruction Form to MacKenzie Partners, Inc. at +1-212-929-0308. MacKenzie will ensure that The Bank of New York, the ADS Depositary, receives your instructions prior to the vote cut-off for ADSs at 12:00 noon (NYC time) on Tuesday, November 30, 2004.

If you purchased your ADSs after the October 29, 2004 record date, and wish to vote:

If you are able to contact the seller of the ADSs, you may be able to prevail upon them to vote the ADSs. Please provide them with the voting instructions for holders as of the record date, above.

OR

You can “break” your ADSs (i.e., convert them to ordinary shares), thereby enabling you to vote up until 9:00 a.m. (South Africa time) on Friday, December 3, 2004, which is the voting deadline for the general meeting of Gold Fields shareholders on December 7. Please follow the instructions below on how to “break” your ADSs and vote your ordinary shares.

To “break” your ADSs (i.e., convert them to ordinary shares) please immediately follow the following instructions:

1. Please open an account with a South African CSDP (a list of CSDPs may be obtained from STRATE. The STRATE website is: www.strate.co.za).

2. Please instruct the bank or broker holding your ADS account to follow the instructions in Annex A at the end of this letter.

3. It typically takes 3 business days, including the date on which you provide your ADS bank or broker with the instructions, until your ADSs are converted into ordinary shares. Once your ADSs are converted into ordinary shares, the Standard Bank of South Africa, which is a CSDP, will send a notice to Gold Fields to update their shareholder register to account for your ordinary shares under the name of your South African CSDP.

4. Please contact the person responsible for your account at your CSDP or the Standard Bank of South Africa, which is a CSDP, on the third day after you have instructed your ADSs bank or broker to “break” your ADSs, and instruct your CSDP or the Standard Bank of South Africa, which is a CSDP, to cast your vote AGAINST the ordinary resolutions 1 and 2 at the general meeting of Gold Fields shareholders on December 7.

5. If you wish, you will be able to convert your Ordinary Shares back into ADSs after you vote at the December 7 general meeting of Gold Fields shareholders. Please instruct your CSDP to follow the instructions in Annex B at the end of this letter to convert your ordinary shares back into ADSs.

TIME IS OF THE ESSENCE. IF YOU DO NOT FOLLOW INSTRUCTIONS 1 THROUGH 5 ABOVE BY MONDAY, NOVEMBER 29, 2004, IT IS UNLIKELY THAT YOU WILL BE ABLE TO “BREAK” YOUR ADSs (CONVERT THEM INTO ORDINARY SHARES) AND VOTE YOUR ORDINARY SHARES AT THE DECEMBER 7 GOLD FIELDS SHAREHOLDER MEETING.

ANNEX A

For the Conversion of Unrestricted ADSs into ordinary shares

The following information should be faxed to (212) 815-6000 on your company letterhead:

Your DTC participant number

CUSIP number of the BNY DR Issue

Number of ADSs to be delivered for conversion to ordinary shares

Detailed instructions for the delivery of ordinary shares in the home market. Please include receiving CSDP name, account name and/or account number.

Name and telephone number of your office contact that will accept our DTC mark (SPO Charge) for the cancellation fee or indicate if fed wire payment.

Please place a call to the Cancellation Desk at (212) 815-2231 to confirm receipt of the fax, The Bank of New York local custodian, underlying shares, trade/settlement dates and cancellation fee.

Using the information on your fax, The Bank of New York will input a Free Receive instruction into our DTC Participant 2504, account 016201. Please instruct your DTC area to make a Free Delivery of the ADSs to The Bank of New York DTC Participant 2504, account 016201.

When our receive is matched to your delivery, a SPO charge of 5 cents per ADS plus $7.50 (using reason code S7) will be sent to your DTC participant number and a SWIFT message is sent to our local custodian for the release of the ordinary shares. Please advise your local agent to receive the ordinary shares with matching trade/settlement dates.

Cancellation fees paid via fed wire must be received before we instruct our custodian to release the ordinary shares. Please confirm receipt of fed wire with the Cancellation Desk. The fed wire instructions are as follows:

ABA	021000018
Sub A/C	GLA 111 594
Attn:	Cancellation Desk
Ref:	“Cancellation of (name and #) ADSs” and your Company’s name

ANNEX B

For the ISSUANCE of ORDINARY SHARES into UNRESTRICTED ADSs

Please use The Bank of New York’s website www.adrbny.com and select DR Tool Box then, Global Custodian Network to identify The Bank of New York’s local custodian. Instruct your agent in the local market to deposit the ordinary shares with The Bank of New York’s local custodian for the issuance of the underlying ADSs. Please provide the following information to our local custodian:

Indicate ordinary shares are for deposit to The Bank of New York ADS account DTC participant number, safekeeping account number and sub-account name and/or BIC to which ADSs are to be delivered.

Name and telephone number of domestic contact for the receipt of the ADSs.

Upon the receipt of the ordinary shares, The Bank of New York’s custodian will send a confirmation of deposit along with your delivery instructions in SWIFT format to The Bank of New York, ADS Department. Our Issuance Desk will then deliver the underlying ADSs versus our issuance fee from our DTC participant #2504.

Sponsored ADS deliveries will be made against payment of issuance fees*, therefore, advise your office to set up “receive vs. payment” match instruction.

Please be advised The Bank of New York, as Depositary, has the right to suspend the issuance of ADSs due to a corporate action or other market restrictions.

Issuance fees paid via fed wire must be received before the ADSs can be issued to your account. The fed wire instructions are as follows:

ABA	021000018
Sub A/C	GLA 111 594
Attn:	Issuance Desk–Fees
Ref:	“Issuance of (name and #) ADSs” and your Company’s name

*Issuance fees are 1-5 cents (based on the price of the shares) rounding up to the nearest 100.